Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth information regarding our ration of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	2011	2012	2013	2014	2,015
Calculation of income/(loss) from continuing operations before income taxes and fixed charges
Net income from continuing operations	$20,887	$205,287	$217,054	$221,024	$43,163
Income tax expense	—	71,296	129,200	64,860	11,012
Loss from equity method investments	107	14,571	—	—	—
Fixed Charges	109,039	202,470	547,781	523,649	612,280
Earnings as adjusted	$130,033	$493,624	$894,035	$809,533	$666,455

Calculation of fixed charges
Interest expense	$105,375	$197,308	$538,805	$516,387	$605,223
Interest on lease obligations	3,664	5,162	9,148	7,262	7,057
Total fixed charges	$109,039	$202,470	$547,953	$523,649	$612,280

Calculation of Earnings to Fixed Charges	1.19	2.44	1.63	1.55	1.09

Coverage deficiencies	—	—	—	—	—